Exhibit 99.1

BRAGG GAMING APPOINTS LARA FALZON, ACCOMPLISHED iGAMING
EXECUTIVE, AS PRESIDENT AND CHIEF OPERATING OFFICER

TORONTO, February 2, 2022 – Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) (“Bragg” or “the Company”), a global iGaming technology and content provider, announced today that it has appointed Lara Falzon, an accomplished iGaming executive and member of the Company’s Board of Directors since March 1, 2021, to the new position of President and Chief Operating Officer. Ms. Falzon brings more than 10 years of industry experience to the new role, including a significant track record of managing and structuring several multi-billion-dollar gaming transactions.

As Chief Operating Officer, Ms. Falzon will be responsible for the primary oversight of the Company’s day-to-day operational performance and will help guide the ongoing execution of Bragg’s growth-focused strategies. She will also be responsible for fostering company-wide success-oriented accountability.

Commenting on Ms. Falzon’s appointment, Bragg’s Interim Chief Executive Officer and Chairman of the Board, Paul Godfrey, said, “Lara’s skill set and significant gaming industry accomplishments will serve to drive further improvements in our day-to-day operations, continued progress against our strategic iniatives, and overall financial growth. We look forward to benefiting from her oversight and guidance of our business practices and objectives as we continue to execute on our global growth strategy.”

“Having evaluated the Company’s opportunities and growth strategies since joining the Board, I am excited to take on this day-to-day role to further Bragg’s evolution and operational momentum,” added Ms. Falzon. “As demonstrated by the Company’s progress and success with executing on its strategies and initiatives to deliver growing, positive financial performance -- including a continued expansion into new markets and focus on offering high-performing internal and external iGaming content -- Bragg has already established a platform to deliver consistent growth and the creation of shareholder value. I look forward to contributing to our long-term success.”

Ms. Falzon brings significant gaming industry expertise to her new role. Ms. Falzon previously served as Operational CFO of NetEnt and CFO at Red Tiger Gaming. As CFO of casino software provider Red Tiger Gaming, she navigated its sale to NetEnt AB for over US$315 million. She also played an integral role in the sale of NetEnt to the world’s leading live casino company, Evolution Gaming (now Evolution), for US$2.1 billion. She also served as Group CFO at Evoke Gaming Ltd. and Group Financial Controller at King, creator of the Candy Crush franchise. Ms. Falzon is a member of the Association of Chartered Accountants.

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is a growing global gaming technology and content group and owner of leading B2B companies in the iGaming industry. Since its inception in 2018, Bragg has grown to include operations across Europe, North America and Latin America and is expanding into an international force within the global online gaming market.

Through its wholly-owned subsidiary ORYX Gaming, Bragg delivers proprietary, exclusive and aggregated casino content via its in-house remote games server (RGS) and ORYX Hub distribution platform. ORYX offers a full turnkey iGaming solution, including its Player Account Management (PAM) platform, as well as managed operational and marketing services.

Nevada-based Wild Streak Gaming is Bragg's wholly owned premium US gaming content studio. Wild Streak has a popular portfolio of casino games that are offered across land-based, online and social casino operators in global markets including the U.S. and U.K.

In May 2021, Bragg announced its planned acquisition of Nevada-based Spin Games, B2B gaming technology and content provider currently servicing the U.S. market. Spin holds licenses in key iGaming-regulated U.S. states and supplies Tier 1 operators in the region. Find out more.

For investor relations, please contact:

Yaniv Spielberg
Chief Strategy Officer
Bragg Gaming Grouo

info@bragg.games

or

Joseph Jaffoni, Richard Land and James Leahy
JCIR

212-835-8500 or bragg@jcir.com

For media inquiries or interview requests, please contact:

Giles Potter
Chief Marketing Officer
Bragg Gaming Group
press@bragg.games